May 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4561

Attention: David Lin

Re:	Request for Acceleration

Chemical Financial Corporation (the “Registrant”)

Registration Statement on Form S-4 (File No. 333-230635)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Thursday, May 2, 2019, or as soon thereafter as practicable.

Please contact John Jennings at (864) 373-2207 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Jennings when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

Chemical Financial Corporation

By:	/s/ David Provost
David T. Provost
President and Chief Executive Officer